Via Facsimile and U.S. Mail
Mail Stop 6010

August 23, 2007

Mr. Jeffrey D. Miller
Senior Vice President and
Chief Financial Officer
Donegal Group
1195 River Road
P.O. Box 302
Marieta, PA 17547-0302

Re: **Donegal Group**
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 13, 2007
File Number: 000-15341

Dear Mr. Miller:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with additional information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Results of Operations and Financial Condition, page 10

Critical Accounting Policies and Estimates, page 11

1. It appears that you have significantly revised your liabilities for losses and loss expenses. Please provide us, in disclosure-type format, the following to explain the reasons for your change in estimate:

   a. Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates.

b. Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

Financial Condition, page 17

Liquidity and Capital Resources, page 17

2. Please provide us using disclosure-type format, proposed revisions to your contractual obligations table to include the interest payments associated with the subordinated debentures or supplement the table with additional information that will assist the investor with understanding the Company's cash requirements. Refer to Financial Reporting Release 72.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or change to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658, or Mary Mast, Senior Accountant, at (202) 551-3613, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant